FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F         X                         Form 40-F
                   -----------------                           -----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                         No            X
                  ---------                                   ---------

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------------------

         Contents:
                  1. Quarterly Report for the Quarter Ended September 30, 2002
                  2. Press Release dated November 4, 2002

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737 and 333-61260) and on Form F-3 (No. 333-7526 and No.
333-79005).

                               QUARTERLY REPORT *

For the quarterly period ended September 30, 2002

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                           N/A
(Country of Incorporation)               (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


Registrant's telephone number, including area code:  (852) 2693 2238


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No ____


         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                  Class                        Outstanding at September 30, 2002
-----------------------------------------      ---------------------------------
Common Stock, par value $0.01 per share                     17,764,003




------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                              RADICA GAMES LIMITED

                      INDEX TO QUARTERLY REPORT ON FORM 6-K
                        QUARTER ENDED SEPTEMBER 30, 2002



                                ITEMS IN FORM 6-K



                                                                                             Page


PART I - FINANCIAL INFORMATION

   Item 1.  Financial Statements                                                               5

            Condensed Consolidated Balance Sheets
            September 30, 2002 (unaudited) and December 31, 2001                               5

            Condensed Consolidated Statements of Operations
            for the Nine Months Ended September 30, 2002 (unaudited) and 2001 (unaudited)      6

            Condensed Consolidated Statements of Shareholders' Equity
            for the Nine Months Ended September 30, 2002 (unaudited) and 2001 (unaudited)      7

            Condensed Consolidated Statement of Cash Flows
            for the Nine Months Ended September 30, 2002 (unaudited) & 2001 (unaudited)        8

            Notes to the Consolidated Financial Statements                                     9

   Item 2.  Management's Discussion and Analysis of Financial Condition and Results
            of Operations                                                                     17

   Item 3.  Qualitative and Quantitative Disclosures About Market Risk                        22



PART II - OTHER INFORMATION

   Item 1.  Legal Proceedings                                                                 23

   Item 2.  Changes in Securities and Use of Proceeds                                         23

   Item 3.  Defaults Upon Senior Securities                                                   23

   Item 4.  Submission of Matters to a Vote of Security Holders                               23

   Item 5.  Other Information                                                                 23

   Item 6.  Exhibits and Reports on Form 8-K                                                  23


DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This report includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this report regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. These risks include those set forth in our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission. See "Item 3. Key Information
- Risk Factors" in such report on Form 20-F. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

Item 1.  Financial Statements

                              RADICA GAMES LIMITED
                          CONSOLIDATED BALANCE SHEETS
                    SEPTEMBER 30, 2002 AND DECEMBER 31, 2001

(US Dollars in thousands, except share data)                            September 30,            December 31,
                                                                      -------------------     --------------------
                                                                             2002                    2001
                                                                      -------------------     --------------------
                                                                          (unaudited)
                               ASSETS
Current assets:
Cash and cash equivalents                                                      $  21,956                 $ 25,810
Accounts receivable, net of allowances for doubtful accounts
of $702 ($2,207 in 2001)                                                          26,294                   17,290
Inventories, net of provision of $3,920 ($3,997 in 2001)                          26,168                   17,179
Prepaid expenses and other current assets                                          2,792                    2,283
Income taxes receivable                                                              931                      931
Deferred income taxes                                                                168                      168
                                                                      -------------------     --------------------

Total current assets                                                              78,309                   63,661
                                                                      -------------------     --------------------

Property, plant and equipment, net                                                15,183                   16,310
                                                                      -------------------     --------------------

Intangible assets, net                                                             9,656                    9,971
                                                                      -------------------     --------------------

Deferred income taxes, noncurrent                                                  1,421                    1,887
                                                                      -------------------     --------------------

        Total assets                                                           $ 104,569                 $ 91,829
                                                                      ===================     ====================

                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short term borrowings                                                          $     846                 $    846
Accounts payable                                                                  16,336                   10,101
Current portion of long-term debt                                                  2,737                    3,648
Accrued payroll and employee benefits                                              1,898                      943
Accrued expenses                                                                  10,462                   10,907
Income taxes payable                                                                 728                      507
                                                                      -------------------     --------------------

        Total current liabilities                                                 33,007                   26,952
                                                                      -------------------     --------------------

Long-term debt                                                                         -                    1,825
                                                                      -------------------     --------------------

        Total liabilities                                                         33,007                   28,777
                                                                      -------------------     --------------------

Shareholders' equity:
Common stock
par value $0.01 each, 100,000,000 shares authorized,
17,764,003 shares outstanding (17,646,740 in 2001)                                   178                      176
Additional paid-in capital                                                         2,245                    1,549
Warrants to acquire common stock                                                       -                      445
Retained earnings                                                                 69,778                   61,012
Accumulated other comprehensive income                                              (639)                    (130)
                                                                      -------------------     --------------------

       Total shareholders' equity                                                 71,562                   63,052
                                                                      -------------------     --------------------

       Total liabilities and shareholders' equity                              $ 104,569                 $ 91,829
                                                                      ===================     ====================


        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       THREE MONTHS AND NINE MONTHS ENDED
                          SEPTEMBER 30, 2002 AND 2001

(US Dollars in thousands,                             Three months ended September 30,         Nine months ended September 30,
                                                --------------------------------------      -------------------------------------
 except per share data)                               2002                2001                   2002                 2001
                                                -----------------   -----------------       ----------------    -----------------
                                                  (unaudited)          (unaudited)              (unaudited)         (unaudited)
Revenues:
Net sales                                            $    47,305         $    37,233            $    85,315          $    59,301
Cost of goods sold (exclusive of items
shown separately below)                                  (28,366)            (23,259)               (54,246)             (38,597)
                                                -----------------   -----------------       ----------------    -----------------
Gross profit                                              18,939              13,974                 31,069               20,704
                                                -----------------   -----------------       ----------------    -----------------

Operating expenses:
Selling, general and administrative expenses              (7,813)             (7,677)               (17,583)             (16,655)
Research and development                                  (1,067)             (1,467)                (3,053)              (4,228)
Depreciation and amortization                               (714)             (1,021)                (2,150)              (3,035)
Foreign exchange gain (loss)                                 374                 371                  1,098                  (93)
                                                -----------------   -----------------       ----------------    -----------------
 Total operating expenses                                 (9,220)             (9,794)               (21,688)             (24,011)
                                                -----------------   -----------------       ----------------    -----------------

Operating income (loss)                                    9,719               4,180                  9,381               (3,307)

Other income (loss)                                          115                  (6)                   170                   18

Net interest income                                            4                  41                     20                  118
                                                -----------------   -----------------       ----------------    -----------------

Income (loss) before income taxes                          9,838               4,215                  9,571               (3,171)

Provision for income taxes                                  (459)               (106)                  (805)                (179)
                                                -----------------   -----------------       ----------------    -----------------

Net income (loss)                                          9,379               4,109                  8,766               (3,350)
                                                =================   =================       ================    =================

Net income (loss) per share:

Basic                                                $      0.53         $      0.23            $      0.50          $      (0.19)
                                                =================   =================       ================    =================

Diluted                                              $      0.51         $      0.23            $      0.48          $      (0.19)
                                                =================   =================       ================    =================

Weighted average number of common
and common equivalent shares:

Basic                                                 17,740,167          17,628,216             17,708,692           17,602,694
                                                =================   =================       ================    =================

Diluted                                               18,301,965          18,250,229             18,308,820           17,602,694
                                                =================   =================       ================    =================


        See accompanying notes to the consolidated financial statements.

                                                                                                      Accumulated
(US dollars in thousands)                     Common stock       Additional  Warrants to              other          Total
                                            Number               paid-in     acquire       Retained   comprehensive  shareholders'
                                          of shares   Amount     capital     common stock  earnings   income (loss)  equity
                                         ----------- ---------  ----------  ------------- ----------- -------------- -------------

Balance at December 31, 2001             17,646,740     $ 176     $ 1,549          $ 445    $ 61,012         $ (130)     $ 63,052
Issuance of stock                             3,808         1          15              -           -              -            16
Stock options exercised                     113,455         1         236              -           -              -           237
Expiration of stock warrants                      -         -         445           (445)          -              -             -
Net income                                        -         -           -              -       8,766              -         8,766
Foreign currency translation                      -         -           -              -           -           (509)         (509)
                                         ----------- ---------  ----------  ------------- ----------- -------------- -------------

Balance at September 30, 2002            17,764,003     $ 178     $ 2,245          $   -    $ 69,778         $ (639)     $ 71,562
                                         =========== =========  ==========  ============= =========== ============== =============



Balance at December 31, 2000             17,564,297     $ 176     $ 1,188          $ 667    $ 65,386          $ (29)     $ 67,388
Issuance of stock                             5,731         -          17              -           -              -            17
Stock options exercised                      63,197         -          98              -           -              -            98
Expiration of warrants                            -         -         222           (222)          -              -             -
Net loss                                          -         -           -              -      (3,350)             -        (3,350)
Foreign currency translation                      -         -           -              -           -           (122)         (122)
                                         ----------- ---------  ----------  ------------- ----------- -------------- -------------

Balance at September 30, 2001            17,633,225     $ 176     $ 1,525          $ 445    $ 62,036         $ (151)     $ 64,031
                                         =========== =========  ==========  ============= =========== ============== =============



        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

(US dollars in thousands)                                                                 2002                 2001
                                                                                   -------------------  -------------------
                                                                                       (unaudited)          (unaudited)
Cash flow from operating activities:
Net income (loss)                                                                            $  8,766             $ (7,459)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Deferred income taxes                                                                             466                    -
Depreciation                                                                                    1,835                1,323
Amortization                                                                                      315                  691
Loss on disposal and write off of property, plant and equipment                                    23                   40
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable                                                     (9,004)              17,816
Increase in inventories                                                                        (8,989)              (5,521)
Increase in prepaid expenses and other current assets                                            (509)              (1,322)
Increase in accounts payable                                                                    6,053                  228
Increase in accrued payroll and employee benefits                                                 955                  241
Increase (decrease) in accrued warranty expenses                                                  182                 (610)
Decrease in other accrued liabilities                                                            (445)              (3,017)
Decrease in income taxes                                                                          221                  386
                                                                                   -------------------  -------------------
Net cash (used in) provided by operating activities                                              (131)               2,796
                                                                                   -------------------  -------------------
Cash flow from investing activities:
Proceeds from sale of property, plant and equipment                                               227                   47
Purchase of property, plant and equipment                                                        (958)                (449)
                                                                                   -------------------  -------------------
Net cash used in investing activities                                                            (731)                (402)
                                                                                   -------------------  -------------------
Cash flow from financing activities:
Funds from issuance of stock                                                                 $     15             $     12
Funds from stock options exercised                                                                238                   78
Decrease in short-term borrowings                                                                   -               (1,966)
Repayment of long-term debt                                                                    (2,736)              (1,824)
                                                                                   -------------------  -------------------
Net cash used in financing activities                                                          (2,483)              (3,700)
                                                                                   -------------------  -------------------

Effect of currency exchange rate change                                                          (509)                  46
                                                                                   -------------------  -------------------

Net decrease in cash and cash equivalents                                                      (3,854)              (1,260)

Cash and cash equivalents:
Beginning of period                                                                            25,810               23,097
                                                                                   -------------------  -------------------

End of period                                                                                $ 21,956             $ 21,837
                                                                                   ===================  ===================


         See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2002)
                            (US dollars in thousands)

1. BASIS OF FINANCIAL STATEMENTS

     The accompanying consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in the financials statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the consolidated financial statements, accounting policies and related notes included in the Form 20F for the year ended December 31, 2001 as filed with the SEC.

     The information provided in this report reflects all adjustments (consisting solely of normal recurring accruals) that are, in the opinion of management and subject to year-end audit, necessary to present fairly the financial position of the Company as of September 30, 2002, and the results of operations and cash flows for the periods then ended. Because the Company's business is seasonal, the results for interim periods are not necessarily indicative of the results to be expected for the full year.

2. SEGMENT INFORMATION

     The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company has two reportable segments from which it derives its revenues: the Games business that sells product under the Company's Radica(R), Radica Gold(R) and Girl Tech(R) brand names, and the Video Game Accessory ("VGA") business that sells product under the Company's Gamester(TM) brand name. The Company also sources certain VGA and other electronic products through third party manufacturers for retailers to sell under their own brands; this is also included in the VGA segment. The reportable segments are strategic businesses that offer different products.

     The accounting policies of the reportable segments are the same as those described in the Notes to the Company's consolidated financial statements for the year ended December 31, 2001, except for the Company's adoption of Statements of Financial Accounting Standards Nos. 142 and 144.

     The Company measures segment performance based on net income before interest and other income and income taxes. Inter-segment sales and transfers have been eliminated and are not included in the following table. Certain corporate expenses are managed outside of the operating segments. Corporate expenses consist primarily of costs related to business integration and other general and administrative expenses. All corporate and indirect costs have been apportioned on the basis of corresponding sales and direct costs.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2002)
                            (US dollars in thousands)

2. SEGMENT INFORMATION (Continued)

     A large proportion of the Company's assets are utilized by both segments and are therefore not suitable for allocating to specific assets. In 2002, the Company has further refined the segment assets. The segment assets are comprised of accounts receivable, inventories and intangible assets. Other assets included in corporate principally are cash and cash equivalents, deferred tax assets, property, plant and equipment, and all other insignificant assets not reportable under other segments. Certain information presented in the tables below has been restated to conform to the current management structure as of January 2002. Information by segment and a reconciliation to reported amounts for the nine months ended September 30, 2002 and 2001 are as follows:

                                                     Three months ended                      Nine months ended
                                                        September 30,                           September 30,
                                             -----------------------------------     ----------------------------------
                                                  2002               2001                 2002               2001
                                             ----------------   ----------------     ---------------    ---------------
Revenues
Games                                               $ 43,048           $ 33,194            $ 72,082           $ 51,776
VGA                                                    4,257              4,039              13,233              7,525
                                             ----------------   ----------------     ---------------    ---------------
Total revenues                                      $ 47,305           $ 37,233            $ 85,315           $ 59,301
                                             ================   ================     ===============    ===============

Segment income (loss)
Games                                               $ 10,006            $ 4,502            $ 11,096           $ (1,156)
VGA                                                     (287)              (322)             (1,715)            (2,151)
                                             ----------------   ----------------     ---------------    ---------------
Total segment income (loss)                          $ 9,719            $ 4,180             $ 9,381           $ (3,307)

Net Interest and other income                            119                 35                 190                136
Provision for income taxes                              (459)              (106)               (805)              (179)
                                             ----------------   ----------------     ---------------    ---------------
Total consolidated net income (loss)                 $ 9,379            $ 4,109             $ 8,766           $ (3,350)
                                             ================   ================     ===============    ===============

                                                                                       September 30,       December 31,
                                                                                     --------------------------------------
                                                                                          2002               2001
                                                                                     ---------------    ---------------
Segment assets
Games                                                                                      $ 40,646           $ 25,592
VGA                                                                                          21,472             18,848
Corporate                                                                                    42,451             47,389
                                                                                     ---------------    ---------------
Total consolidated assets                                                                 $ 104,569           $ 91,829
                                                                                     ===============    ===============

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2002)
                            (US dollars in thousands)

2. SEGMENT INFORMATION (Continued)

     Revenues from external customers by product category are summarized as follows:

                                                     Three months ended                      Nine months ended
                                                       September 30,                           September 30,
                                             -----------------------------------     ----------------------------------
                                                   2002               2001                 2002               2001
                                             ----------------   ----------------     ---------------    ---------------
Electronics Games                                   $ 24,480           $ 19,881            $ 39,917           $ 31,418
Girls Electronics                                      6,986              4,256              10,799              7,855
ODM/OEM                                               11,582              9,057              21,366             12,503
VGA - Sourcing                                         1,429              1,435               3,641              2,583
VGA                                                    2,828              2,604               9,592              4,942
                                             ----------------   ----------------     ---------------    ---------------
Total net revenues                                  $ 47,305           $ 37,233            $ 85,315           $ 59,301
                                             ================   ================     ===============    ===============


     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while long-lived assets are reported based on their location. Long-lived assets principally include property, plant and equipment, intangible assets and long-term investment:

                                                     Three months ended                      Nine months ended
                                                        September 30,                           September 30,
                                             -----------------------------------     ----------------------------------
                                                  2002               2001                 2002               2001
                                             ----------------   ----------------     ---------------    ---------------
Net sales:
United States and Canada                            $ 33,711           $ 25,972            $ 60,333           $ 41,165
Asia Pacific and other countries                       9,785              6,190              14,705              8,954
Europe                                                 3,809              5,071              10,277              9,182
                                             ----------------   ----------------     ---------------    ---------------
                                                    $ 47,305           $ 37,233            $ 85,315           $ 59,301
                                             ================   ================     ===============    ===============

                                                                                       September 30,       December 31,
                                                                                     --------------------------------------
                                                                                          2002               2001
                                                                                     ---------------    ---------------
Long-lived assets
United States and Canada                                                                      $ 948            $ 1,662
Asia Pacific and other countries                                                             14,143             14,851
Europe                                                                                        9,748              9,768
                                                                                     ---------------    ---------------
                                                                                           $ 24,839           $ 26,281
                                                                                     ===============    ===============


                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2002)
                            (US dollars in thousands)

3. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted income
(loss) per share as of September 30:

                                                     Three months ended                       Nine months ended
                                                        September 30,                           September 30,
                                             ------------------------------------     -----------------------------------
                                                  2002                2001                 2002               2001
                                             ----------------    ----------------     ----------------   ----------------
Numerator for basic and
diluted earnings per share:
Net income (loss)                              $     9,379         $     4,109           $    8,766        $    (3,350)
                                             ================    ================     ================   ================

Denominator for
earnings (loss) per share - Basic               17,740,167          17,628,216           17,708,692         17,602,694

Effect of dilutive options                         561,798             622,013              600,128                  -
                                             ----------------    ----------------     ----------------   ----------------

Denominator for earnings (loss)
per share - Diluted                             18,301,965          18,250,229           18,308,820         17,602,694
                                             ================    ================     ================   ================

Earnings (loss) per share - Basic              $      0.53         $      0.23           $     0.50        $     (0.19)
                                             ================    ================     ================   ================

Earnings (loss) per share - Diluted            $      0.51         $      0.23           $     0.48        $     (0.19)
                                             ================    ================     ================   ================



     Basic earnings (loss) per share is based on the weighted average number of shares of common stock, and with respect to diluted earnings (loss) per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities were excluded from the computation in loss making periods as their inclusion would have been anti-dilutive.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2002)
                            (US dollars in thousands)

4. RESTRUCTURING CHARGE

     During December 2001, the Board of Directors approved a company wide restructuring plan which includes the consolidation of operations in Hong Kong and the China factory, the closure of the Company's San Francisco R&D office, the consolidation of the Company's product development operations as well as other head count reductions in the US, UK and Hong Kong offices. The Company recorded an accrual of $1,551 of total pre-tax restructuring charge in Q4 2001, of which approximately $199 related to the closure of the Company's San Francisco R&D office.

     The consolidation of operations in Hong Kong and China consisted of the localization in the China factory of a number of departments, which previously operated out of Hong Kong. The localization and consolidation of product development and manufacturing operations resulted in a workforce reduction of approximately 170 employees worldwide. This workforce reduction resulted in an accrual of approximately $1,389 for severance and contractual termination costs and benefits payments. The consolidation occurred during the first half of 2002. The components of restructuring charges are as follows:

                                                   Balance                                                  Balance
                                                  December 31,                           Amount           September 30,
                                                    2001             Charges            incurred             2002
                                               ---------------    ---------------    ---------------    ---------------

Severance and other compensation                      $ 1,389              $ (79)          $ (1,212)              $ 98
Lease termination costs and
related asset writedowns                                  199                 79               (278)                 -
                                               ---------------    ---------------    ---------------    ---------------
                                                      $ 1,588              $   -           $ (1,490)              $ 98
                                               ===============    ===============    ===============    ===============



5.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                    September 30,     December 31,
                                  ----------------------------------
                                       2002               2001
                                  ---------------    ---------------

Raw materials                            $ 5,381            $ 3,165
Work in progress                           3,702              3,176
Finished goods                            15,786             10,137
Consigned finished goods                   1,299                701
                                  ---------------    ---------------
                                        $ 26,168           $ 17,179
                                  ===============    ===============

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2002)
                            (US dollars in thousands)

6. OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                          September 30,     December 31,
                                        ----------------------------------
                                             2002               2001
                                        ---------------    ---------------

Accrued advertising expenses                   $ 1,388            $ 1,105
Accrued license and royalties                    2,157              2,346
Accrued sales expenses                           3,205              3,422
Commissions payable                                181                149
Other accrued liabilities                        3,531              3,885
                                        ---------------    ---------------
     Total                                    $ 10,462           $ 10,907
                                        ===============    ===============


7.   PLEDGE OF ASSETS

     The Company entered into guaranteed loan agreements and general banking facilities with one of its banks. The agreement contains covenants that, among other things, require the Company to maintain a minimum tangible net worth, gearing ratio and other financial ratios. At September 30, 2002, the loan agreements and general banking facilities including trade and overdraft facilities were collateralized as follows:

Leasehold land and buildings                              $ 11,231
Bank balances                                                8,955
Inventories                                                 11,126
                                                    ---------------
                                                          $ 31,312
                                                    ===============


8.   LITIGATION

     The Company is a party to certain claims and legal actions that have arisen in the ordinary course of business. Some of these matters are substantially covered by insurance. The resolution of these matters is not expected to have a material impact on the Company. The Company currently has no contingent obligations for which management views the crystallization to be probable or reasonably possible, and has therefore made no disclosures over current or pending legal actions taken against the Company.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2002)
                            (US dollars in thousands)

9. RECENT ACCOUNTING PRONOUNCEMENTS

     Effective on January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, which superceded Accounting Principles Board ("APB") Opinion No. 17, Intangible Assets. This statement addresses the accounting and reporting of goodwill and other intangible assets subsequent to their acquisition. In accordance with the adoption of SFAS No. 142, the Company ceased amortization of goodwill and tested its goodwill and other intangible assets for impairment based on the requirements included in Statement 141 and reassessed the useful lives and residual values of those intangible assets other than goodwill. As of September 30, 2002, there was no impairment to the underlying value of the assets.

         The effect of the adoption of SFAS No. 142 for the current and prior year is as follows:

                                                        Three months ended                       Nine months ended
                                                           September 30,                           September 30,
                                                ----------------------------------     -----------------------------------
                                                     2002               2001                2002               2001
                                                ---------------    ---------------     ----------------   ----------------

Reported net income (loss)                             $ 9,379            $ 4,109              $ 8,766           $ (3,350)
Add back: Amortization of goodwill                           -                199                    -                597
and other intangibles, net of tax effect
                                                ---------------    ---------------     ----------------   ----------------
Net income (loss) as adjusted                          $ 9,379            $ 4,308              $ 8,766           $ (2,753)

Earnings (loss) per share - Basic                       $ 0.53            $  0.23              $  0.50           $  (0.19)
Add back: Amortization of goodwill                           -               0.01                    -               0.03
and other intangibles, net of tax effect
                                                ---------------    ---------------     ----------------   ----------------
Net earnings (loss) as adjusted                         $ 0.53            $  0.24              $  0.50           $  (0.16)
                                                ===============    ===============     ================   ================

Earnings (loss) per share - Diluted                     $ 0.51            $  0.23              $  0.48           $  (0.19)
Add back: Amortization of goodwill                           -               0.01                    -               0.03
and other intangibles, net of tax effect
                                                ---------------    ---------------     ----------------   ----------------
Net earnings (loss) as adjusted                         $ 0.51            $  0.24              $  0.48           $  (0.16)
                                                ===============    ===============     ================   ================


                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2002)
                            (US dollars in thousands)

9. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

     Effective on January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued or discontinuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

            The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 as filed with the United States Securities and Exchange Commission.

OVERVIEW

            Radica Games Limited (the "Company") manufactures and markets a diverse line of electronic entertainment products including handheld and tabletop games, girls' lifestyle products, high-tech toys, and video game accessories. The Company is headquartered in Hong Kong at the address set forth on the cover of this report and manufactures its products in its factory in southern China. The Company markets its products through subsidiaries in the United States, the United Kingdom, Canada and Hong Kong. Its largest market is in the United States where in 2001 it had the second largest market share in handheld and tabletop electronic games according to the NPD Group, Inc., the primary source for such industry data. In the United Kingdom, the Company's subsidiary had the largest market share of the video game controller market among third-party manufacturers in 2001 according to industry data source, Chart Track.

            The Company's products currently include 1) handheld electronic and tabletop games sold under the Company's Radica and Radica Gold brand names, 2) technology enhanced games and gadgets for girls under the Girl Tech brand name,
3) Radica Play TV(TM) games, featuring XaviX(R) technology and 4) video game accessories sold under the Gamester brand name.

            The Company employs a team of designers and engineers in its US, UK and Asia offices. Most of Radica's product concepts are generated internally, however on occasion the Company acquires product concepts from third party inventors. Inventors are compensated through royalties that are generally paid as a percentage of worldwide sales of the related product. Radica expects to continue to develop most of its product in-house going forward, but also plan to use outside inventors as a source for new product concepts.

            Radica currently manufactures its products at its Tai Ping factory (the "Factory") in Dongguan, Southern China approximately 40 miles northwest of Hong Kong. The Factory was constructed with the cooperation of the local government according to the Company's design specifications on a 3.7-acre site. An extension of the Factory commenced in December 1999 to add 202,000 square feet of factory space and 178,000 square feet of dormitory space allowing for up to an additional 3,000 employees to be housed. The cost of construction of the extension would have been approximately $3.0 million, exclusive of manufacturing equipment. As a result of the drop in demand for Radica product in the US during 2000, work towards completion of this addition has been postponed and may continue when market demand warrants use of the additional space. The expansion has been sufficiently completed to the point that no impairment issues exist and it is currently being used for storage during the peak production season. The unit capacity of the Factory depends on the product mix produced. In any event, there can be no assurance that the Company will be able to operate at full capacity or have sufficient sales to warrant doing so.

            The Company's offices in Dallas, Texas and Hertfordshire, UK manage its North American and UK distribution, respectively. Third-party distributors manage distribution throughout the rest of the world. Substantial portions of the Company's sales are sold to its distributors and retail customers on letter of credit basis or open account, and title of goods is taken in Hong Kong. Radica also sells product from domestic inventories held in various US, Canadian and UK warehouses. The Company currently has agreements with distributors in Germany and France that allow them to sell the Company's product on a consignment basis. The inventory is recorded in the Company's balance sheet and sales are recorded upon confirmation from the distributor that the inventory has been sold.

            A sales return allowance is recorded for estimated sales returns from customers. The allowance is based on historical trends and management's best assessment of sales returns as a percentage of overall sales. The Company also records an allowance for marketing and advertising costs agreed to with certain customers. These allowances are based on other specific dollar-value programs or percentages of sales, depending on how the program is negotiated with the individual customer.

            The Company's cost of sales is comprised primarily of the cost of goods of its product manufactured in its Dongguan factory and sourced from third-party manufacturers. Other costs include inbound and outbound freight costs for goods that are shipped domestically from its distribution operations in North America and the UK, obsolescence provisions, warranty provisions for defective product and license and royalty expenses. The largest factor affecting the Company's gross margin percentages is the product sales mix; the different product lines make different gross margins and can have a significant impact on the overall gross margin of the Company.

            The Company's selling, general and administrative ("SG&A") expenses are comprised of selling expenses such as sales commissions and product advertising, as well as non manufacturing-related labor expenses, general corporate expenses and depreciation and amortization. As a result of SFAS 142, beginning January 1, 2002, the Company ceased amortization of goodwill and tested its goodwill and other intangible assets for impairment based on the requirements included in SFAS 141. As of September 30, 2002, there was no impairment to the underlying value of the assets.

RESULTS OF OPERATIONS

The following unaudited table sets forth items from the Company's Consolidated Statements of Operations as a percentage of net sales:

                                                                Three month ended
                                                                   September 30,
                                                       ----------------------------------
                                                       ---------------    ---------------
                                                            2002               2001
                                                       ---------------    ---------------

Net sales                                                      100.0%             100.0%
Cost of sales                                                  (60.0%)            (62.5%)
                                                       ---------------    ---------------

Gross margin                                                    40.0%              37.5%
Selling, general and administrative expenses                   (16.5%)            (20.6%)
Research and development                                        (2.3%)             (3.9%)
Depreciation and amortization                                   (1.5%)             (2.8%)
Foreign exchange gain (loss)                                     0.8%               1.0%
                                                       ---------------    ---------------

Operating income (loss)                                         20.5%              11.2%
Other income                                                     0.3%               0.0%
Interest income, net                                             0.0%               0.1%
                                                       ---------------    ---------------

Income (loss) before income taxes                               20.8%              11.3%
Provision for income taxes                                      (1.0%)             (0.3%)
                                                       ---------------    ---------------

Net income (loss)                                               19.8%              11.0%
                                                       ===============    ===============


         Net profit for the quarter was $9.4 million or $0.51 per fully diluted share compared to $4.1 million or $0.23 per full diluted share in the third quarter of 2001.

         Sales for the quarter increased by 27.1% to $47.3 million compared to $37.2 million in the third quarter of 2001. Revenues for the quarter were comprised of 51.7% Electronic Games (Handheld Games and Play TV(TM)), 14.8% Girls' Electronics (Girl Tech(R) and Barbie(TM)), 6.0% VGA and 27.5% Manufacturing Services (ODM, OEM and Sourcing) compared to 53.4%, 11.4%, 7.0% and 28.2% for the same period in 2001. In US dollar terms this represents sales growth of 23.1% for Electronic Games, 64.1% for Girls' Electronics, 8.6% for VGA and 24.0% for Manufacturing Services.

         Net sales by product category are summarized as follows ($ in thousands):

                                            Three months ended
                                               September 30,
                                   ----------------------------------
                                        2002               2001
                                   ---------------    ---------------

Electronic Games                         $ 24,480           $ 19,881
Girls Electronics                           6,986              4,256
ODM/OEM                                    11,582              9,057
VGA - Sourcing                              1,429              1,435
VGA                                         2,828              2,604
                                   ---------------    ---------------
Total Net Sales                          $ 47,305           $ 37,233
                                   ===============    ===============


         The Company's third quarter gross profit increased to $18.9 million in 2002 from $14.0 million in 2001. The Company's gross margin for the third quarter of 2002 was 40.0% compared to 37.5% in the third quarter of 2001 as a result of product mix shifting to higher margin Electronic Games and Girls Electronics.

         Operating expenses for the quarter were $9.2 million compared to $9.8 million in Q3 of 2001. The decrease in expenditure was as a result of a drop in Research and Development costs due to the Company's reorganization in the first quarter and a reduction in Depreciation and Amortization charges offset by increased variable costs due to the increase in sales.

CAPITAL RESOURCES AND LIQUIDITY

         Receivables were at $26.3 million at September 30, 2002 compared to $17.3 million at December 31, 2001 and $20.2 million at September 30, 2001 as a result of the growth of revenues. Net sales for the quarter increased by $10.1 million compared to the third quarter of 2001. Inventories increased to $26.2 million from $17.2 million at December 31, 2001 and $22.4 million at September 30, 2001. This increase of $3.8 million is due to expansion of the UK toy business levels and also an increase in Xbox accessories for Europe compared to September 2001. Current liabilities were $33.0 million at September 30, 2002 compared to $27.0 million at December 31, 2001. This was primarily the result of an increase in accounts payable.

         At September 30, 2002 the Company had $22.0 million of cash and net assets of $71.6 million compared to $25.8 million and $63.1 million, respectively at December 31, 2001. The Company generates a significant majority of its cash from its normal operations but seasonal cash requirements have been met with the use of short-term borrowings, which included borrowings under secured lines of credit.

         At September 30, 2002, cash and cash equivalents, net of borrowings, were $18.4 million of which $9.0 million of cash deposits have been pledged as security for undrawn or substantially repaid facilities. Management does not consider that there are any significant restrictions on its ability to gain access to these deposits. This compares with cash and cash equivalents, net of borrowings of $19.5 million at December 31, 2001 and $12.8 million at September 30, 2001. The Company believes that during 2002 and beyond, its most significant cash source will be from its operating profits. The Company's management believes that it will realize an operating profit in 2002 and will successfully convert its receivables and inventories into sufficient cash needed to fund the business. The Company gives no assurances that it will successfully be able to achieve an operating profit in 2002.

         Net cash used in financing activities was $2.5 million in 2002. This was primarily due to the repayment of an installment of a term loan, partially offset by the proceeds from the exercise of stock options. Loan installments due within twelve months of the reported quarter-end are included in short-term liabilities. The term loan and revolving loan are secured by certain properties and deposits of the Company (see Notes to the Consolidated Financial Statements). The agreement contains covenants that, among other things, require the Company to maintain a minimum of tangible net worth, gearing ratio and other financial ratios.

         Management believes that the Company's existing credit lines are sufficient to meet future short-term cash demands. The Company funds its operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under the Company's secured and unsecured credit facilities when needed. During 2002, the Company expects to continue to fund its working capital needs through operations and its revolving credit facility and believes that the funds available to it are adequate to meet its needs. The Company expects to be in compliance with its covenants in 2002. However, unforeseen circumstances, such as severe softness in or a collapse of the retail environment may result in a significant decline in revenues and operating results of the Company, thereby causing the Company to exhaust its cash resources. If this were to occur, the Company may be required to seek alternative financing of its working capital. In addition, this may cause the Company to be in non-compliance with its debt covenants and to be unable to utilize its revolving credit facility.

         The Company had no derivative instruments or off balance sheet financing activities during the quarter ended September 30, 2002. The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

Item 3.  Qualitative and Quantitative Disclosures About Market Risk

MARKET RISK DISCLOSURES

         The following discussion about the Company's market risk disclosures contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates. The Company does not have derivative financial instruments for hedging, speculative, or trading purposes.

INTEREST RATE SENSITIVITY

         The Company's long-term loan agreement is based upon the US$ Singapore Interbank Offered Rate ("SIBOR") and, as such, is sensitive to changes in interest rates. The Company has not used derivative financial instruments in its indebtedness. At September 30, 2002, the result of a hypothetical one percentage change in the underlying US$ SIBOR rates would have resulted in less than $0.1 million change in the annual amount of interest payable on such debt.

FOREIGN CURRENCY RISK

         The Company has net monetary asset and liability balances in foreign currencies other than the U.S. dollar, mainly including the Pounds Sterling, the Canadian dollar, the Hong Kong dollar and the Chinese Renminbi. International distribution and sales revenues usually are made by the Company's subsidiaries in the United States, United Kingdom and Canada, and are denominated typically in their local currency. However, the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, the operating results of the Company are exposed to changes in exchange rates between the United States Dollar and the Pounds Sterling or the Canadian dollar. The Company's primary exposure relates to the intercompany debt that exists between Radica China, its manufacturing company that records its intercompany receivables in US Dollars, and Radica UK, its UK distribution company that records its intercompany payable to Radica China in Pounds Sterling. Were there to be a significant fluctuation in exchange rates, this could have a material impact on the financial results of the Company. The Company does not currently hedge its foreign exchange risk. The Company will continue to monitor its exposure to currency fluctuations, and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations. There can be no assurance that exchange rate fluctuations will not harm the business in the future.

PART II - OTHER INFORMATION


Item 1.  Legal Proceedings

         None.

Item 2.  Changes in Securities and Use of Proceeds

         None.

Item 3.  Defaults Upon Senior Securities

         None.

Item 4.  Submission of Matters to a Vote of Security Holders

         None.

Item 5.  Other Information

         None.

Item 6.  Exhibits and Reports on Form 8-K

         (a) Exhibits

             None.

         (b) Reports on Form 8-K

             None.

                 Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             RADICA GAMES LIMITED




Date:    December 23, 2002                     /s/ Craig D. Storey
       -----------------------               -----------------------------------
                                             Craig D. Storey
                                             Chief Accounting Officer

                              RADICA GAMES LIMITED
                              REPORTS THIRD QUARTER
                            NET INCOME GROWTH OF 128%

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
NOVEMBER 4, 2002                                     PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today its results for the third quarter of 2002. The company reported net income growth of 128.3% to $9.4 million or $0.51 per fully diluted share from $4.1 million or $0.23 per fully diluted share in the third quarter of 2001. Net income for the nine-month period ended September 30, 2002 was $8.8 million or $0.48 per fully diluted share compared to a loss of ($3.4) million or ($0.19) per fully diluted share for the same period of 2001.

Sales for the quarter increased by 27.1% to $47.3 million compared to $37.2 million for the same period in 2001. Year-to-date sales increased by 43.9% to $85.3 million from $59.3 million in 2001. Revenues for the quarter were comprised of 51.7% Electronic Games (Play TV and Handheld Games), 14.8% Girl's Electronics (Girl Tech and Barbie branded), 6.0% Video Game Accessories ("VGA"), and 27.5% Manufacturing Services (ODM and Sourcing). The Electronic Games business segment grew by 23.1% for the quarter and 27.1% year-to-date. Girl's Electronics grew by 64.1% for the quarter and 37.5% year-to-date. Video Game Accessories grew by 8.6% for the quarter and 94.1% year-to-date. Manufacturing Services grew by 24.0% for the quarter and 65.8% year to date.

Pat Feely, President and CEO, said "Our third quarter and year-to-date results demonstrate the dramatic turnaround we have engineered at Radica as a result of our joint strategies of diversification and cost reduction. These results exceeded our expectations and are the best quarterly results at Radica since 1998. We are particularly pleased to be showing double-digit, nine-month growth in each of our major business segments considering the difficult conditions in the marketplace this year."

"The recent problems at the West Coast docks have created significant uncertainties for the fourth quarter. As a result we are not commenting on our forecast for the full year at this time. It should be noted that this is an unusual event in our industry and is unlikely to impact the long-term outlook for the industry or Radica", said Feely.

Gross margin for the quarter was 40.0% compared to 37.5% in Q3 of 2001 as a result of product mix shifting to higher margin Electronic Games and Girls Electronics.

Operating expenses for the quarter were $9.2 million compared to $9.8 million in Q3 of 2001. The decrease in expenditure was as a result of a drop in Research and Development costs due to the reorganization in the first quarter and a reduction in Depreciation and Amortization costs offset by increased variable costs due to the increase in sales.

At September 30, 2002 the Company had $22.0 million of cash and net assets of $71.6 million compared to $25.8 million and $63.1 million, respectively at December 31, 2001. At September 30, 2001, cash levels were at $21.0 million with net assets at $64.0 million. Inventories increased to $26.2 million from $17.2 million at December 31, 2001 and $22.4 million at September 30, 2001.
Receivables were at $26.3 million at September 30, 2002 compared to $17.3 million at December 31, 2001 and $20.2 million at September 30, 2001.

         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

                                    -- END --


                                                   RADICA GAMES LIMITED
                                           CONSOLIDATED STATEMENTS OF OPERATIONS

(US Dollars in thousands,                            Three months ended September 30,        Nine months ended September 30,
 except per share data)                           ------------------------------------------------------------------------------
                                                        2002                2001                 2002                2001
                                                  -----------------   -----------------    -----------------   -----------------
                                                    (unaudited)         (unaudited)          (unaudited)         (unaudited)
Revenues:
Net sales                                                 $ 47,305            $ 37,233             $ 85,315            $ 59,301
Cost of goods sold (exclusive of items
shown separately below)                                    (28,366)            (23,259)             (54,246)            (38,597)
                                                  -----------------   -----------------    -----------------   -----------------
Gross profit                                                18,939              13,974               31,069              20,704
                                                  -----------------   -----------------    -----------------   -----------------

Operating expenses:
Selling, general and administrative expenses                (7,813)             (7,677)             (17,583)            (16,655)
Research and development                                    (1,067)             (1,467)              (3,053)             (4,228)
Depreciation and amortization                                 (714)             (1,021)              (2,150)             (3,035)
Foreign exchange gain (loss)                                   374                 371                1,098                 (93)
                                                  -----------------   -----------------    -----------------   -----------------
 Total operating expenses                                   (9,220)             (9,794)             (21,688)            (24,011)
                                                  -----------------   -----------------    -----------------   -----------------

Operating income (loss)                                      9,719               4,180                9,381              (3,307)

Other income (loss)                                            115                  (6)                 170                  18

Net interest income                                              4                  41                   20                 118
                                                  -----------------   -----------------    -----------------   -----------------

Income (loss) before income taxes                            9,838               4,215                9,571              (3,171)

Provision for income taxes                                    (459)               (106)                (805)               (179)
                                                  -----------------   -----------------    -----------------   -----------------

Net income (loss)                                            9,379               4,109                8,766              (3,350)
                                                  =================   =================    =================   =================

Net income (loss) per share:

Basic                                                       $ 0.53              $ 0.23               $ 0.50             $ (0.19)
                                                  =================   =================    =================   =================

Diluted                                                     $ 0.51              $ 0.23               $ 0.48             $ (0.19)
                                                  =================   =================    =================   =================

Weighted average number of common
and common equivalent shares:

Basic                                                   17,740,167          17,628,216           17,708,692          17,602,694
                                                  =================   =================    =================   =================

Diluted                                                 18,301,965          18,250,229           18,308,820          17,602,694
                                                  =================   =================    =================   =================

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS

(US Dollars in thousands, except share data)                    September 30,        December 31,
                                                               -----------------   -----------------
                                                                     2002                2001
                                                               -----------------   -----------------
                                                                  (unaudited)
                            ASSETS
Current assets:
Cash and cash equivalents                                             $  21,956            $ 25,810
Accounts receivable, net of allowances for doubtful accounts
of $702 ($2,207 in 2001)                                                 26,294              17,290
Inventories, net of provision of $3,920 ($3,997 in 2001)                 26,168              17,179
Prepaid expenses and other current assets                                 2,792               2,283
Income taxes receivable                                                     931                 931
Deferred income taxes                                                       168                 168
                                                               -----------------   -----------------

Total current assets                                                     78,309              63,661
                                                               -----------------   -----------------

Property, plant and equipment, net                                       15,183              16,310
                                                               -----------------   -----------------

Intangible assets, net                                                    9,656               9,971
                                                               -----------------   -----------------

Deferred income taxes, noncurrent                                         1,421               1,887
                                                               -----------------   -----------------

        Total assets                                                  $ 104,569            $ 91,829
                                                               =================   =================

             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short term borrowings                                                     $ 846               $ 846
Accounts payable                                                         16,336              10,101
Current portion of long-term debt                                         2,737               3,648
Accrued payroll and employee benefits                                     1,898                 943
Accrued expenses                                                         10,462              10,907
Income taxes payable                                                        728                 507
                                                               -----------------   -----------------

        Total current liabilities                                        33,007              26,952
                                                               -----------------   -----------------

Long-term debt                                                                -               1,825
                                                               -----------------   -----------------

        Total liabilities                                                33,007              28,777
                                                               -----------------   -----------------

Shareholders' equity:
Common stock
par value $0.01 each, 100,000,000 shares authorized,
17,764,003 shares outstanding (17,646,740 in 2001)                          178                 176
Additional paid-in capital                                                2,245               1,549
Warrants to acquire common stock                                              -                 445
Retained earnings                                                        69,778              61,012
Accumulated other comprehensive income                                     (639)               (130)
                                                               -----------------   -----------------

       Total shareholders' equity                                        71,562              63,052
                                                               -----------------   -----------------

       Total liabilities and shareholders' equity                     $ 104,569            $ 91,829
                                                               =================   =================